Exhibit (a)(1)(b)

To:                                                       Worldwide Employee Stock Option Holders

From:                                        Cyrus Y. Tsui

Subject:                            Stock Option Exchange Program

Date:                                            February 13, 2003

Today, I am pleased to announce that our Board of Directors has decided to offer each of you the opportunity to participate in a Stock Option Exchange Program.

Employee stock options are a valuable motivation and retention tool and, as such, help to align the interests of our employees with our stockholders.  Unfortunately, at present, the majority of our currently outstanding employee stock options are “underwater,” meaning that the per share exercise prices of these stock options are greater than the current market price of our common stock.  The Stock Option Exchange Program, approved by our Board of Directors, has been structured to accomplish three important objectives:

•                  Ensure that our employees are appropriately motivated to continue to work diligently to grow our business and meet our objectives; and

•                  Reduce the number of outstanding employee stock options as a percentage of outstanding shares and thus reduce potential future stockholder dilution; and

•                  Implement an exchange of the majority of our currently outstanding, underwater, employee stock options, without adverse accounting consequences.

Our Stock Option Exchange Program will provide each eligible employee with the opportunity to exchange certain eligible underwater stock options for new stock options.  These new stock options will be granted on the first business day that is at least six months and one day after the exchanged stock options are cancelled.  The price of these new options will be equal to the closing price of our common stock on the new option grant date.

Below is a summary of certain important aspects of our Stock Option Exchange Program.

Eligible Options:  All outstanding employee stock options with exercise prices equal to or greater than $12.00 per share that were granted under our 1996 Stock Incentive Plan or our 2001 Stock Plan are eligible for exchange.  Additionally, if you elect to participate in this offer, you must also exchange all options granted on or after August 13, 2002, regardless of the exercise price.

Exchange Ratio:  If you elect to participate in this offer, your exchanged options will be replaced with new options at an exchange ratio of four (4) new options for every seven (7) exchanged options.

New Option Vesting:  Each new option will have a new two year vesting schedule that will begin on the new option grant date.  Under the new vesting schedule, 12.5% of the shares subject to the new option will vest and become exercisable on the date three months from the new option grant date and 12.5% of the shares subject to the new option will vest and become exercisable every three months thereafter, subject to your continued employment with Lattice or one of our subsidiaries through each relevant vesting date.

New Option Exercise Price:  The exercise price of the new options will be equal to the closing price of Lattice common stock on the Nasdaq National Market on the new option grant date.  Since the new option grant date is in the future, we cannot predict the exercise price of the new options.

Securities and Exchange Commission (SEC) regulations require that we have an offer period that gives you at least 20 business days to decide whether to participate in our Stock Option Exchange Program.  At the end of the 20 business days, we will close the offer period and the exchanged options that are accepted for inclusion in our Stock Option Exchange Program will be cancelled.  Accounting regulations require us to wait a minimum of six months and one day from the cancellation date before we grant the new options to avoid negative accounting treatment.

We expect the offer period to close on March 14, 2003 and the exchanged options to be cancelled on March 17, 2003.  Accordingly, we expect to grant new options on September 18, 2003.  Please note that the dates may change if we choose to extend the offer period. You must be an employee of Lattice continuously until the date we grant the new options in order to receive new options.

This Stock Option Exchange Program is being made under the terms and subject to the conditions of an Offer to Exchange, a list of Frequently Asked Questions, and the related Election Form and Withdrawal Form, all of which are available on our intranet site at http://intra.latticesemi.com/ and in the Schedule TO relating to this offer that we filed with the SEC, which can be accessed on the SEC’s web site at www.sec.gov.  Copies of the documents can also be obtained from our Stock Option Administrator and in the Human Resource Department at the following domestic locations: LHQ, LSV, LTX and LPA.  You should carefully read all of these documents before you decide whether to participate in the offer.

We have attempted to anticipate many of the questions you may have regarding the terms of the Stock Option Exchange Program and have included a list of Frequently Asked Questions as part of the Offer to Exchange, which you may view or download from the two web sites identified above.  Additionally, we will distribute to you a summary of your outstanding stock options with your next paycheck or direct deposit record on February 21, 2003.

Participation in our employee Stock Option Exchange Program is completely voluntary.  Participating in the offer involves risks that are discussed in the Offer to Exchange. Unfortunately, neither Lattice, nor any member of management, can advise you whether or not to participate in the Stock Option Exchange Program.  We recommend that you speak with your personal financial, legal and/or tax advisors to weigh the benefits and risks involved in participating in the Stock Option Exchange Program.  If you choose not to participate, you will retain your current options under their current terms and conditions.

To participate in the Stock Option Exchange Program, you must properly complete and sign the Election Form and return it to the Stock Option Administrator before the offer expires at 5:00 p.m., Pacific Time, on March 14, 2003, by facsimile at (503) 268-8116 or by hand to the Payroll and Stock Option Department in LHQ.  If the Stock Option Administrator has not received your properly completed and signed Election Form before the offer expires, you will have rejected this offer and you will keep your current options.  These forms are included in the Offer to Exchange, which is available on our intranet site listed above or outside the Stock Option Adminstrator’s office in LHQ and in the Human Resource Department at the following domestic locations: LHQ, LSV, LTX and LPA.

Please carefully read all of the offer documents.  This memorandum is an introduction to the offer, but does not detail all the terms and conditions that apply.  Please direct any questions you may have to Bob Adam,

Manager – Payroll and Benefits, at Lattice Semiconductor Corporation, 5555 N.E. Moore Court, Hillsboro, Oregon 97124-6421, telephone number (503) 268-8675, or to Terry Dols, Vice President — Human Resources, Lattice Semiconductor Corporation, 5555 N.E. Moore Court, Hillsboro, OR 97124-6421, telephone number (503) 268-8120.

NOTE:  Our Company meeting, scheduled for February 13, 2003, will address the Stock Option Exchange Program.  Please plan to attend this informative session.  Should you not be able to attend this meeting for some reason, the Human Resource Department will coordinate several informational meetings during February at LHQ, LSV, LTX and LPA to review the material covered during the February 13. 2003 meeting.